File No. 70-10231

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------
                                 AMENDMENT NO. 2
                                       TO
                                    FORM U-1
                       ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                            AEP TEXAS CENTRAL COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                         John B. Keane, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name and address of agent for service)

                                GLOSSARY OF TERMS

      When the following terms and abbreviations appear in the text of this Application, they have the meanings indicated below:

                Term                                   Meaning

1935 Act.........................    Public Utility Holding Company Act of 1935

AEP..............................    American Electric Power Company, Inc.

AEP Utilities....................    AEP Utilities, Inc., formerly known as
                                     Central and South West Corporation

Brown Rudnik.....................    Brown Rudnik Berlack Israels LLP

Brownsville......................    The Public Utilities Board of the City of
                                     Brownsville

Commission.......................    Securities and Exchange Commission

ERCOT............................    Electric Reliability Council of Texas

FERC.............................    Federal Energy Regulatory Commission

Golden Spread....................    Golden Spread Cooperative, a consumer-owned
                                     generation cooperative that provides
                                     electricity to cooperative members for the ultimate delivery of electricity

OMPA.............................    Oklahoma Municipal Power Authority

Oaklaunion Agreement.............    Oklaunion Participation Agreement dated
                                     April 26, 1985 and amended August 14, 1985 by and among the owners of Oklaunion, including TCC, Brownsville and OMPA

Oklaunion Facility...............    A 690 MW co-owned generation facility
                                     situated in Wilbarger County, Texas

REP..............................    Retail Electric Provider

TCC..............................    AEP Texas Central Company

Texas Act........................    S.B.7, known as the Texas Electric Choice
                                     Act

Texas Commission.................    Public Utility Commission of Texas



      TCC, a wholly owned public utility electric subsidiary of AEP Utilities and, indirectly, AEP - each a holding company registered under the 1935 Act - hereby amends and restates this Application-Declaration as follows:

ITEM 1.     DESCRIPTION OF THE PROPOSED TRANSACTIONS

      A.    Introduction

      TCC, a wholly owned public utility electric subsidiary of AEP Utilities and, indirectly, AEP - each a holding company registered under the 1935 Act - hereby files this Application-Declaration with the Commission under Section 12 of the 1935 Act, and Rules 44 and 54 thereunder, for authority to engage in certain transactions in connection with state mandated restructuring of the electric utility industry in Texas. As discussed further herein, TCC is seeking authorization from the Commission to sell certain of its generation assets in order to comply with the requirements of Texas law and to provide a benchmark for the recovery by TCC of stranded costs resulting from such restructuring in Texas.

      AEP currently holds vertically-integrated electric utility companies with retail utility operations in eleven states - Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia.1 These states have reached different decisions as to whether, when and how to restructure their electric industries. For electric utilities within ERCOT2, Texas has opted to deregulate generation, require separation of the generation and energy delivery functions, and eliminate the concept of native load retail service, all in favor of free and open competition in retail electric service and has approved restructuring plans that were to be implemented by January 1, 2002.

      The Texas restructuring law permits companies identified as having stranded costs to recover generation-related regulatory assets and stranded costs resulting from the legal separation of the transmission and distribution utility from the generation facilities and the related introduction of retail electric competition. The Texas Commission will conduct true-up proceedings for investor-owned utilities, including TCC, in order to quantify and reconcile, among other things, the amount of generation-related stranded costs and other regulatory assets associated with the generating assets that were not previously securitized. In order to determine the amount of stranded costs, it is contemplated TCC will sell its generation assets.

      B.    Description of the Applicant

      TCC, formerly Central Power and Light Company, is a wholly owned indirect subsidiary of AEP, engaged in the transmission and distribution of electricity in its service territory located in southern Texas and in the generation and sale of electricity in ERCOT. The entire service territory of TCC is located in ERCOT.

      Currently, TCC's operations are:

      Electric Distribution - Through affiliated REPs and REPs owned by third parties, TCC provides distribution service to approximately 711,000 retail customers in southern Texas. TCC's service territory includes 44 counties and covers approximately 44,000 square miles. Distribution services are provided under tariffs approved by the Texas Commission.

      Electric Transmission - TCC provides non-discriminatory wholesale open access transmission service in ERCOT. ERCOT is an independent system operator wholly within the State of Texas and subject to the jurisdiction of the Texas Commission. TCC charges for the use of its transmission system to deliver power under tariffs approved by the FERC consistent with the transmission rules of the Texas Commission.

      Electric Generation - TCC owns 684 MW of generating capability, including 630 MW of nuclear generation (consisting of an undivided 25.2% interest in STP Nuclear Operating Company ("STP"), which operates and maintains a nuclear generation facility in Matagorda County, Texas) and 54 MW of coal-fired generation (consisting of an undivided 7.81% interest in the Oklaunion Facility in Wilbarger County, Texas, the sale of which is the subject of this application).

      C.    The Texas Electric Restructuring Law

      Signed into law in June of 1999, the Texas Act substantially amended the regulatory structure governing electric utilities in Texas in order to allow electric competition for all retail customers. Among other things, the Texas
Act:

o gave Texas retail customers the opportunity to choose their REP beginning January 1, 2002 (delayed until at least 2007 in the non-ERCOT portion of Texas),

o required each utility to legally separate into a REP, a power generation company, and a transmission and distribution utility, and

o required that REPs provide electricity at generally unregulated rates, except that the prices that may be charged to residential and small commercial customers by REPs affiliated with a utility within the affiliated utility's service area are limited to the "price to beat" rate, until certain conditions in the Texas Act are met.

      The Texas Act provides each affected utility an opportunity to recover its generation related regulatory assets and stranded costs resulting from the legal separation of the transmission and distribution utility from the generation facilities and the related introduction of retail electric competition. Regulatory assets consist of the Texas jurisdictional amount of generation-related regulatory assets and liabilities in the audited financial statements as of December 31, 1998. Stranded costs consist of the positive excess of the net regulated book value of generation assets over the market value of those assets, taking specified factors into account, as ultimately determined in a Texas Commission true-up proceeding.

      D.    Overview of the Proposed Transaction

      TCC is selling all of its generation assets in order to determine the assets' fair market value for purposes of calculating TCC's stranded costs pursuant to the Texas Act. The divestiture of TCC's assets is being achieved through a series of sales to different purchasers. On July 2, 2004, TCC completed the sale of 3,813 MW of generating assets to a joint venture of Sempra Energy Partners and Carlyle/Riverstone Global Energy and Power Fund.3 TCC's sale of its interest in STP is the subject of a separate file. These transactions are being monitored by the staff of the Texas Commission and their advisors, Navigant Consulting and Brown Rudnik.

      TCC executed a contract for the sale of its 7.81% undivided interest (which corresponds to approximately 54 MW) in the Oklaunion Facility to Golden Spread for approximately $42,750,000 on January 30, 2004. Pursuant to the Oklaunion Agreement, the other owners have a right of first refusal to purchase the TCC interest in the Oklaunion Facility. The Oklaunion Agreement provides that the interest in the Oklaunion Facility will be divided pro-rata among the exercising owners whereby two or more owners each exercise their right to purchase the entire Oklaunion interest. Both of the other owners, Brownsville and OMPA, have purported to exercise their right of first refusal to purchase the entire TCC interest in Oklaunion.4 Brownsville and/or OMPA will purchase the entire TCC interest in the Oklaunion Facility pursuant to the terms and conditions (including the amount of the purchase price) stated in the agreement with Golden Spread. TCC represents that this transaction, will not violate the rights of any security holder of any security of TCC outstanding at the time of the transaction. Pursuant to the Texas Act, the approval of the Texas Commission is not required.5 No other regulatory approvals, other than the approval of the FERC (the application for which was filed in July 2004), are required.

      Proceeds of the sale, consisting entirely of cash, will be used to pay expenses associated with the sale with the remainder being used both to pay down indebtedness and to fund dividends in order to maintain the current capitalization ratio. Any dividend payments made in relation to sales proceeds shall be from retained earnings.. Proceeds from this sale, together with the proceeds from the sale of TCC's other generation assets, will be used to pay down or defease long-term indebtedness of approximately $300 million and to distribute through one or more dividends approximately $250 million to the owner of TCC's common stock. TCC anticipates that the percentage of its capitalization resulting from indebtedness will be approximately 58% (exclusive of securitization bonds and defeased debt) after applying the proceeds from the sale of its generating assets requested herein together with the proceeds from the sale of all of its other generating assets as described above.

      The book value of TCC's Oklaunion interest was approximately $22,381,000 as of August 31, 2004. Consequently, the sale price of $42,750,000 represents a gain of approximately $20,369,000. This amount will be included in the TCC's true-up proceeding for the purpose of determining anticipated plant-related stranded cost from the sale of TCC's other generating assets. It is anticipated that TCC will have significant plant-related stranded costs following the planned sale of its entire generation portfolio. The Texas Commission adopted a rule regarding the timing of the true-up proceedings scheduling TCC's filing within 60 days after the completion of the sale of TCC's generation assets.

      The sale by TCC of its generation assets, including its interest in Oklaunion, was the subject of a competitive bidding process pursuant to the Texas Act and rules adopted by the Texas Commission. The bidding process was monitored by Navigant Consulting and Brown Rudnik, advisors to the Texas Commission. Initially, over fifty bidders expressed interest in TCC's generation assets. TCC selected Golden Spread as the winning bidder for its Oklaunion interest based on several factors including the amount of the bid, the bidder's creditworthiness, willingness and ability to execute and close on TCC's proposed sale agreement. Brownsville and OMPA executed separate sales agreements substantially similar to the one executed earlier by Golden Spread. Finally, total sale proceeds from the sale of TCC's generation will be one of the items the Texas Commission will review when determining plant-related stranded costs in the true-up proceeding.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES

      Estimated fees and expenses expected to be incurred by Applicants in connection with the Transaction will be filed by amendment.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      Section 12(d) Compliance

      Section 12(d) of the Act provides that it is unlawful for a registered holding company to:

         sell any security which it owns of any public utility company, or any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.

Rule 44 under the Act requires that the sale of public utility company securities by a registered holding company must be pursuant to a declaration notifying the Commission of the proposed transaction and which has been permitted to become effective pursuant to Commission order.

      The Commission has found that the statutory test for compliance with
Section 12(d) must be pragmatic. In the matter of Northeast Utilities, the Commission considered the proposal by Northeast Utilities, a registered holding company, to sell the gas utility assets held by certain subsidiaries of Northeast Utilities and stated that Section 12(d) should be applied to afford "the seller some discretion as to procedure so long as the adopted procedure is consistent with a fair opportunity for interested purchasers to submit offers and thus secure a free market's appraisal of the property's value." Northeast Utilities, HCAR Release No. 35-19576 (June 16, 1976). In authorizing the sale, the Commission found that Northeast Utilities took appropriate steps to solicit offers from a broad range of possible purchasers. The Commission further found that Northeast Utilities' efforts were directed toward obtaining the best price for the properties and that the resulting contract was the result of vigorous competition. Id. at 429.

      In more recent cases, the Commission has followed similar reasoning and authorized the sale of utility securities or assets if the price obtained was based on arms-length negotiation and the terms of the sale were fair. See, e.g., Progress Energy Inc., HCAR Release No. 35-27718 (Sept. 2, 2003) and Public Service Company of Oklahoma, HCAR Release No. 35-26042 (April 29, 1994).

      Compliance with Rule 54

      The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At June 30, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.558 billion, or about 87.7% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2004 ($1.777 billion).

      With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

      AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending December 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended June 30, 2004 was $1.777 billion, or a decrease of approximately 25.6% from the company's average consolidated retained earnings for the four quarterly periods ended June 30, 2004 of $2.388 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of June 30, 2004 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

      AEP transferred its equity investments in Vale and Caiua to a co-owner in October 2003, has selected an advisor for the disposition of the UK Generation and has entered into agreements to sell (i) AEP's domestic coal business; (ii) four domestic QFs; and (iii) certain gas pipelines, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Utility Subsidiaries, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of June 30, 2004, AEP's consolidated capitalization consisted of 63.0% debt, 37.0% common and preferred equity (consisting of common stock representing 36.4% and $133 million principal amount of preferred stock representing 0.6%).

      None of AEP's Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

      The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30% (except for TCC which will maintain 25% so long as securitization bonds are outstanding). In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

      Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for investment grade corporate credit ratings. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

      As of June 30, 2004, S&P's rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

ITEM 4.     REGULATORY APPROVAL

      The approval of the FERC is necessary to complete the sale. TCC filed its application to the FERC in July 2004.

ITEM 5.     PROCEDURE

      It is requested that the Commission's order granting this Application or Declaration be issued on or before January 1, 2005. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Finance assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS

      (a)   Exhibits:

            B-1 Agreement of Sale by and between TCC and Brownsville (filed with request for confidential treatment)

            B-2 Agreement of Sale by and between TCC and OMPA (filed with request for confidential treatment)

            B-3 Agreement of Sale by and between TCC and Golden Spread (filed with request for confidential treatment)

            B-4 FERC Application (filed with request for confidential treatment)

            F           Opinion of Counsel (to be filed by amendment)

      (b) Financial statements:

      Consolidated balance sheets as of September 30, 2004 and consolidated statements of income for the quarter ended September 30, 2004 of TCC. (Incorporated by reference from TCC's Form 10-Q for the quarter ended September 30, 2004, File No. 0-346.)

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business and the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

      No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                        AEP TEXAS CENTRAL COMPANY


                        /s/ Thomas G. Berkemeyer
                              Assistant Secretary

Dated:  December 14, 2004



--------
1 AEP subsidiaries with retail utility operations include, in addition to TCC, Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Ohio Power Company ("OPCo"), TCC, Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo") and AEP Texas North Company (formerly West Texas Utilities Company) ("TNC", and collectively with APCo, CSPCo, KPCo, OPCo, TCC, PSO and SWEPCo, the "Utility Subsidiaries").

2 ERCOT is an intrastate network of investor and municipally owned electric utilities, rural electric cooperatives, river authorities, independent generators, power marketers and retail electric providers. ERCOT's control area is wholly within the State of Texas but does not include a portion of the panhandle and a portion of the eastern part of the state bordering Louisiana.

3 Because the purchaser is an Exempt Wholesale Generator, as that term is defined under the 1935 Act, TCC did not seek Commission approval for the sale. See, e.g., New England Electric System, No-Action Letter (April 16, 1998).

4 Brownsville and OMPA exercised their rights of first refusal to purchase either their proportionate share or, in the event that the other failed to close, the entire TCC interest. In late June, Golden Spread filed an Application for Declaratory Judgment in Texas State Court seeking confirmation that both the City of Brownsville and OMPA's exercises were invalid and that Golden Spread was entitled to purchase the TCC interest in Oklaunion. The City of Brownsville thereafter filed a counter claim claiming that OMPA did not validly exercise their right of first refusal and that Brownsville was therefore entitled to the entire TCC interest in Oklaunion. Unless Golden Spread purchases the entire interest, approval under the 1935 Act will be necessary in order to complete the sale. Accordingly, approval to sell the assets to any of the potential purchasers (on the same terms and conditions) is requested. If Golden Spread purchases the entire interest, no 1935 Act approval is necessary because Golden Spread is an Exempt Wholesale Generator, as that term is defined under the 1935 Act. See, e.g., New England Electric System, No-Action Letter (April 16, 1998).

5 Section 14.101 of Title II, Texas Utilities Code (also known as the Public Utility Regulatory Act) provides that a sale of a plant as an operating unit or system for a total consideration of more than $100,000 is prohibited unless reported to the Texas Commission within a reasonable time. However, 14.101(d) states that the section does not apply to "transactions that facilitate unbundling, asset valuation, minimization of ownership or control of generation assets, or other purposes consistent with Chapter 39." TCC's interest in Oklaunion is being sold pursuant to Section 39.262 for stranded cost valuation purposes. Its sale along with the sale of other TCC generation will also facilitate unbundling as required by Section 39.051. As a result, the Texas Commission is not required to approve the sale of Oklaunion, nor is TCC required to report the transaction under Section 14.101. For generating units sold pursuant to Section 39.262, the Texas Commission's true-up rule, Subst. R. 25.263, requires in subsection (f)(1)(A) that "within 30 days of closing, the utility...shall provide to the commission a detailed explanation...of the transaction and a description of the generating unit...." This rule requirement does not condition the sale on it being reported to the Texas Commission.